

02007716

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-52725 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION



RECEIVED
MAR 11 2002
366


NAME OF BROKER-DEALER:

CF Global Trading, LLC and Subsidiary

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 5th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Chace (646) 282-5685
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — *if individual, state last, first, middle name*)

| 575 Madison Avenue | New York | NY | 10022-2597 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Scott Chace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Signature

Managing Partner

Title

Notary Public


VALERIE ADELE CARLISE
Notary Public - State of New York
NO. 01CA5078237
Qualified in Westchester County
My Commission Expires Oct 15, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CF GLOBAL TRADING, LLC AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

**Eisner**

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC
New York, New York

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and subsidiary as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of CF Global Trading, LLC and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 21, 2002

## CF GLOBAL TRADING, LLC AND SUBSIDIARY

**Consolidated Statement of Financial Condition**
***December 31, 2001***

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | **$ 2,591,938** |
| Due from brokers | **1,441,349** |
| Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $33,543 | **216,193** |
| Security owned - at market value | **100,028** |
| Other assets | **73,002** |
| | **$ 4,422,510** |
| **LIABILITIES** | |
| Accounts payable and accrued expenses | **$ 1,254,495** |
| Taxes payable | **271,949** |
| | **1,526,444** |
| Commitments and contingencies | |
| **MEMBERS' CAPITAL** | **2,896,066** |
| | **$ 4,422,510** |

*See notes to consolidated statement of financial condition*

## NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC, a Delaware limited liability company, was organized on April 18, 2000. The Company obtained broker-dealer approval on November 16, 2000, from the National Association of Securities Dealers. The Company was organized for the principal purpose of engaging in international securities brokerage business and acts as an introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Company shall continue until December 18, 2018 and thereafter from year to year unless dissolved before such date, as allowed for in the Limited Liability Company Agreement (the "Agreement").

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Principles of consolidation:

The consolidated statement of financial condition of CF Global Trading, LLC and subsidiary (collectively the "Company") include the accounts of CF Global Trading, LLC and of its wholly owned subsidiary CF Global (HK) Limited, incorporated in Hong Kong. All material intercompany transactions and balances have been eliminated in consolidation.

### [2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

### [3] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

### [4] Income taxes:

The Company is a limited liability company and is not subject to Federal and New York State taxation; however, the members are required to report their share of the Company's income and loss items on their individual tax returns. In addition, the Company is subject to New York City unincorporated business tax.

### [5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE C - MEMBERS' CAPITAL

Members' capital consists of common interests and preferred interests.

The preferred interest members are entitled to a cumulative preferred return equal to 8%, annually, of their aggregate capital contributions. At December 31, 2001, the unpaid cumulative preferred return was $0. The preferred interests are redeemable at the discretion of the managing member until July 14, 2004, at a price equal to the aggregate capital contributions of the preferred interest members plus any accrued but unpaid preference allocations. Upon redemption of the preferred interests, such members will have the option to acquire a common interest as set forth in the Agreement.

### NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2001, the Company had net capital of $1,165,978, which was $1,064,215 in excess of its required net capital of $101,763. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and is required to maintain liquid capital of $384,000 as of December 31, 2001. As of December 31, 2001, CF Global (HK) Limited is in compliance with this requirement.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii) of such rule.

### NOTE E - COMMITMENTS AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. The Company utilizes clearing brokers that are highly capitalized and members of major securities exchanges.

The Company occupies office space under two leases with terms expiring through July 2, 2003. Minimum future annual rent payments are $115,029 and $34,944 for the two years ending December 31, 2002 and 2003, respectively.

### NOTE F - RELATED PARTY TRANSACTIONS

The Company subleases office space from one of its members.